

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05048138

March 22, 2005

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2005

Re: Smurfit-Stone Container Corporation
Incoming letter dated January 21, 2005

Dear Mr. Morse:

This is in response to your letters dated January 21, 2005 and January 22, 2005 concerning the shareholder proposal submitted to Smurfit-Stone by Robert D. Morse. On February 1, 2005, we issued our response expressing our informal view that Smurfit-Stone could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: David W. Braswell
Armstrong Teasdale LLP
One Metropolitan Square
Suite 2600
St. Louis, MO 63102-2740

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 609 235-1711

January 21, 2005

Securities & Exchange Commission
Office of The Chief Counsel
450 Fifth St. NW
Washington, DC 20549

Re: ALL PROTESTING CORPORATIONS
ON SUBJECT OF "PLURALITY"

Ladies and Gentlemen:

This is in addition to the information supplied to validate the printing of my Proposal as being neither false and misleading, and not in violation of any Corporate Charter or that of any Government Rules, as I explained that "Plurality" voting is illegal, You well know that "The Right of Dissent" has been eliminated in a self-serving manner by ALL Corporations who protest printing my Proposal

P.S.: The rhyme arrived as a "Gift",
and was recorded immediately.
and now presented.

Sincerely,



Robert D. Morse

TRICK OF THE TRADE

It increasingly becomes apparent,
That the legal trade acts like a parent;
Protecting what I class as a child,
"Plurality" voting, as their offspring, arrived.
The arguments presented really amazes,
But the illegality thereof never fazes !

1-20-05 - 5::00 AM - 6 Min.

P.S.: I still claim the "Right of Dissent",
And that is why this rhyme is sent.

Robert Dennis Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 609 235-1711

January 22, 2005

Securities & Exchange Commission
Office of The Chief Counsel
450 Fifth St. NW
Washington, DC 20549

Re: Legal rep. letter dated January 13, 2005
for Smurfit-Stone Container Corporation.

Ladies and Gentlemen:

Once again, we have a too many times repeated [7 pages] wording in objecting to printing my Proposal. It therefore appears that "hammering it in" will result in a decision to delete.

NOTE; A limit to 2 or 3 pages of response is sufficient to present arguments. The "past history" decisions are in the records of the S.E.C. Reference is again called to The National Paperwork Reduction Act.

It is obvious that no answer is forthcoming in my continued request to consider the fact that "Plurality" voting is a denial of "The Right of Dissent" is unconstitutional, and/or against The Bill of Rights, since the Laws ? [Rules] were promulgated [contrived] for the sole purpose of assuring the election of Directors as proposed by Management and/or Directors as noted in some replies.

Page 6, line 3: {exhibit enclosed] states that I am --- "debasing" Delaware law's plurality voting "scheme". Here is proof that it is such, and a law {Rule} to deprive.

Likewise, the "Non-attendance" Rule was established for the sole purpose of denying a Proponent another submission for two years, and no proof of any advantage in attending to change shareowners vote to favor. ALL SHAREOWNERS had the information presented in the Proxy, if they cared to read or understand the presentation. Not spending hundreds of dollars for a 3 minute or so speech is a VALID reason for non-attending. Again, PROOVE OTHERWISE.

6 copies to S.E.C.
2 " to Smurfit-Stone Corp.
Rhymes for stress relief.
Not part of presentation.

Sincerely,



Robert D. Morse

EXHIBIT

Mr. Morse's 2005 Proposal requests Management and Directors to "return the word 'Against' to all voting cards" for the 2005 Annual Meeting. His supporting statements relate solely to the election of directors and debasing Delaware law's plurality voting scheme, stating specifically that "[u]nder this system, any nominee can be elected with even one vote 'For' if that many are listed as available for the number of directors requested." The penultimate paragraph of his 2005 proposal suggests to stockholders that by "voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration . . . A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire."

"SCHEME"

Not only is Mr. Morse's 2005 Proposal misleading, as discussed above, but the language read together with his supporting statements relates directly to election reform, a subject that the Staff has stated is not proper for stockholder proposals. Therefore, Mr. Morse's 2005 Proposal may be properly excluded from the Company's 2005 Proxy Materials under Rule 14a-8(i)(8).

III. No-Action Letter Request for the 2005 Proposal and Possible 2006 Proposals.

For the foregoing reasons, we hereby respectfully request the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes Mr. Morse's 2005 Proposal from its 2005 Proxy Materials. Should the Staff determine not to take a no-action position, we hereby respectfully request that we be notified and given the opportunity to discuss this matter by telephone before a final determination is issued. WITHOUT THE PROPONENT?

Pursuant to Staff guidance, we hereby respectfully request that if the Staff finds that Mr. Morse or his qualified representative failed to appear and present his 2004 Proposal at the 2004 Annual Meeting without good cause, the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes from its future proxy materials all proposals Mr. Morse may submit for stockholder meetings held in calendar years 2005 and 2006. *See Division of Corporation Finance: Staff Legal Bulletin No. 14, Question C(4)(c)* (July 13, 2001).

Pursuant to Rule 14a-8(j), six copies of the 2005 Proposal and five additional copies of this letter are enclosed. A copy of this letter is also being sent to Mr. Morse.

If the Staff elects to send its Staff Reply Letter via facsimile, please send it to the undersigned at 314.612.2229. Please contact the undersigned at 314.552.6631 should you have any questions concerning this request.

These rhymes are for stress relief.
Not part of the presentation.

DREAM ON, DREAM ON

I just encountered my "best ever" dream.
It is 4:15AM, I feel elated, or so it does seem.
Since I was wearing a pin-stripe suit,
I felt quite privileged, entitled to act cute.
By cute, I mean that I drifted in air,
Right into Congress, finding everything bare.
A guard bore no arms, said not a word,
As I floated around him, not a sound was heard.
The hall was long and bare, as was a large room,
Where a like-dressed Congressman with face of gloom,
Sat cross-legged on the floor, which was bare,
He questioned my presence in being there,
As others floated around, they all kept a distance,
But still asked my "right", I showed resistance;
"I am an American, I own part of this place",
"Are you not just trying to save some face ?"

BATH TIME

At what time does a male Eskimo take a bath ?
If he ever falls overboard, and that's no laugh.
At what other time might one do so, if it helps ?
In Springtime, if he sleeps late and the Igloo melts !
If an Eskimo, would you bathe regularly, just to save face,
As does the rest of the human race ?

Robert Dennis Morse
5 Min. 1-09-05 10:15 AM

PICKING UP BRICK

Parts of this rhyme kept popping in my head,
So, I finally waked myself, slipped out of bed.
There is a method to picking up brick,
You can do it dumb, or the fast way, slick.
First, pull on a left hand glove,
Locate the other, pull it on, don't shove.
Now, look ahead, spot five brick in a row,
The reason ?, I'm about to let you know.
Why I limit the stack to five ?
Just to keep this foolish rhyme alive.
Pick up the first two, all at once,
Pile on your left hand, don't be a dunce.
By walking straight, you save some time,
And here we are, at the end of a rhyme !

Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

GLOBAL POSITIONING

Now that we have a "locate" system,
It is time to consider: "What is my position ?
Perhaps it is too often at a dining table,
Where you might stuff yourself, and enable
In a space of time, begin to look global;
Now, isn't this an alert considered to be noble ?

P.S.: I just realized, I laughed: "Heh !. Heh !",
Noticed my position, got up and left !
Why hasn't Al Knopf paid attention to me ?
Aren't they as good as anything they'll see ?
I sent some samples, using E-mail,
But the recipient may be moving, the speed of a snail.

HARRIETTE

What caused me to write a poem for Harriette ?
She has not shown me any she's written yet.
We've not met since the last bridge game,
Vacations or travel plans of partners are to blame.
However, I recall features of her face,
And explain how they happen to stay in place.
She is careful not to eat "fattening foods", and yet,
It boils down to the amount, she, Harriette !

Robert Dennis Morse

1-17-05 --1 0:15AM 6 min.

TRICK OF THE TRADE

It increasingly becomes apparent,
That the legal trade acts like a parent;
Protecting what I class as a child,
"Plurality" voting, as their offspring, arrived.
The arguments presented really amazes,
But the illegality thereof never fazes !

1-20-05 - 5::00 AM - 6 Min.

P.S.: I still claim the "Right of Dissent",
And that is why this rhyme is sent.

Robert Dennis Morse